March 15, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Howard George
SI Technologies, Inc.
14192 Franklin Avenue
Tustin, CA 92780

Re: 	Schedule 14A filed March 8, 2005
File No. 000-12370

Dear Mr. George:

      We have reviewed your response and your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We restate prior comment 1. In this regard, we note you have not disclosed in your filing the financial condition of the acquiring party such that a security holder may make an informed decision regarding the proposed transaction. We also note your response indicating that you have effectively provided this information by referring security holders to the public filings of the acquiring party. Please consider whether you may incorporate this disclosure by reference and supplementally provide us your analysis. See Item
14(e) of Schedule 14A.
Summary Financial Projections, page 18

2. We note your disclaimers contained in the first paragraph on page
19. You may not disclaim responsibility for information contained in your filing. Please delete these disclaimers.

Opinion of Financial Advisor, page 19

3. We restate prior comment 15 as it relates to the disclosure under
"Select Precedent Industrial Measurement Transaction Analysis" and "Capitalization of Earnings Analysis."

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, the undersigned at (202) 942-2864.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Ms. Kathryn Moore, Esq.
Troy & Gould PC
1801 Century Park East, 26th Floor
Los Angeles, CA 90067
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Mr. Howard George
March 15, 2005
Page 1 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE